                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                              CENTRAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   152418 10 9
                            ------------------------
                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                         SOMERVILLE, MASSACHUSETTS 02144
                                 (617) 628-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 JANUARY 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                Page 1 of 9 pages

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13D                      PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOHN D. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     PF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER            212,887
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER           15,173
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER       212,887

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER      15,173

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      228,060

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

-----------------
* Includes 11,561 shares Mr. John D. Doherty has the right to acquire upon the exercise of options exercisable within 60 days of January 5, 2006. Also includes 72,457 shares held by the Joseph R. Doherty Family Limited Partnership, L.P. (the "FLP"). As the sole general partner of the FLP, John
   D. Doherty has sole voting and dispositive authority over the shares held by the FLP.
** Based on 1,590,181 shares outstanding as of January 5, 2006 and assumes options to acquire 11,561 shares have been exercised.

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13D                      PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER             3,926
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER               0
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER        3,926

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER          0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,926

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 152418 10 9                 13D                      PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                               ___
                                                       (a)    /__/

                                                       (b)    /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS0
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         ___
     PURSUANT TO ITEMS 2(d) or 2(e)                             /__/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

--------------------------------------------------------------------------------

                          7      SOLE VOTING POWER             0
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8      SHARED VOTING POWER           72,457
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9      SOLE DISPOSITIVE POWER        0

                        --------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER      72,457

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      72,457

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
      ___
     /__/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN
--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P., a Delaware limited partnership (the "FLP"). The FLP, John Doherty and Joseph Doherty are collectively, the "Reporting Persons" herein.

         (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.

         (c) John D. Doherty's principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer's wholly owned subsidiary, Central Co-operative Bank.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) John D. and Joseph R. Doherty are citizens of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph R. Doherty has acquired 98,638 shares with $1,781,738 of his own funds. 60,675 of such shares have been transferred to the FLP of which Joseph R. Doherty had been the general partner. Joseph R. Doherty withdrew as sole general partner of the FLP on July 12, 2005, at which time John D. Doherty was appointed sole general partner of the FLP. In addition, the FLP has purchased 11,782 shares with $384,730 of its own funds. John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty. John D. Doherty has also acquired 90,906 shares with $54,083 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007, which has been reduced in principal amount to $1,062,361. John D. Doherty also has 15,173 shares allocated to his account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP") for which he was not required to pay monetary consideration. Mr. Doherty also indirectly acquired 35,504 shares of Common Stock as a result of his purchase of 49 Class B Partnership Units of the FLP from Joseph R. Doherty with $475,300 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2014. The promissory note is filed as Exhibit 7 hereto.

ITEM 4.      PURPOSE OF TRANSACTION

         The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

         The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make inter vivos transfers of shares and limited partnership interests in the FLP to John D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan.

         Because Joseph R. and John D. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP was presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP filed and received clearance of a Notice of Change in Bank Control provided that its ownership did not cause the aggregate ownership of the Dohertys to exceed 20%. John D. Doherty and the FLP jointly filed a Change in Bank Control Notice with the Federal Reserve Board and received clearance for Joseph R. Doherty to withdraw as sole general partner of the FLP and for John D. Doherty to be appointed as sole general partner of the FLP. On July 12, 2005, Joseph R. Doherty withdrew as the FLP's general partner and John D. Doherty was appointed as general partner. Subsequently, John
D. Doherty and Joseph R. Doherty advised the Federal Reserve Board by letter of Joseph R. Doherty's intention to sell 49 of his Class B Partnership Units in the FLP to John D. Doherty, such transaction being contemplated in the previously-approved Change of Control Notice. Inasmuch as John D. Doherty is already deemed to control the Common Stock held by the FLP through his status as general partner of the FLP, the proposed sale had no change in control implications because after his acquisition of the additional Class B Partnership Units, he "controls" the same number of shares of Common Stock that he controlled under the Federal Reserve Board's regulations prior to the transaction. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

         Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's business or corporate structure; (g) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) John D. Doherty beneficially owns 228,060 shares of the Common Stock representing 14.23% of the shares of Common Stock outstanding. Included in such amount are 72,457 shares of the Common Stock, representing 4.56% of the shares of Common Stock outstanding, beneficially owned by the FLP, options to acquire 11,561 shares of Common Stock and 15,173 shares allocated to John D. Doherty's account under the ESOP. As general partner of the FLP, John D. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP. Joseph R. Doherty beneficially owns 3,926 shares of the Common Stock representing 0.25% of the shares of Common Stock outstanding.

         (b) John D. Doherty has sole voting and dispositive power over 212,887 shares of the Common Stock, including 72,457 shares held by the FLP, over which John D. Doherty has sole voting and dispositive power as sole general partner of the FLP. John D. Doherty has shared voting and dispositive power over 15,173 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock.

         (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                       DATE OF THE    AMOUNT OF       PRICE       NATURE OF
NAME                   TRANSACTION     SHARES       PER SHARE    TRANSACTION
----                   -----------     ------       ---------    -----------

FLP                    09/14/2005       1,907         $27.98     Acquisition
John D. Doherty        09/14/2005       1,907          27.98     Acquisition(1)
FLP                    11/29/2005       1,121          28.38     Acquisition
John D. Doherty        11/29/2005       1,121          28.38     Acquisition(1)
FLP                    12/14/2005          54          28.28     Acquisition
John D. Doherty        12/14/2005          54          28.28     Acquisition(1)
--------------
(1) As the sole general partner of the FLP, John D. Doherty has sole voting and dispositive authority over all of the 72,457 shares owned by the FLP.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Third Amendment to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Assignment of Interest and the Demand Promissory Note Due December 31, 2014 from John D. Doherty to Joseph R. Doherty, filed as Exhibits 6 and 7 hereto, respectively, the Joint Filing Agreement, previously filed as Exhibit 2 hereto, the Demand Promissory Note Due July 11, 2007 from John D. Doherty to Joseph R. Doherty, previously filed as Exhibit 3 hereto, the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, previously filed as Exhibit 4 hereto, and the First and Second Amendments to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Withdrawal of General Partner and Appointment of New General Partner, previously filed as Exhibit 5 hereto, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Statement on Schedule 13D:

  EXHIBIT NO.
  -----------

       1        Letter, dated February 22, 2002, from Richard Lashley to John D. Doherty,
                Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P.*
       2        Joint Filing Agreement among the Reporting Persons *
       3        Demand Promissory Note Due July 11, 2007*
       4        Joseph R. Doherty Family Limited Partnership, L.P. Agreement*
       5        First and Second Amendments to the Limited Partnership Agreement of Joseph R.
                Doherty Family Limited Partnership, L.P. and Withdrawal of General Partner and
                Appointment of New General Partner*
       6        Third  Amendment to the Limited Partnership Agreement of Joseph R. Doherty
                Family Limited Partnership, L.P. and Assignment of Interest
       7        Demand Promissory Note Due December 31, 2014

----------
*   Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 9, 2006                     /s/ John D. Doherty
                                          --------------------------------------
                                          John D. Doherty



Date: January 9, 2006                     /s/ Joseph R. Doherty
                                          --------------------------------------
                                          Joseph R. Doherty




Date: January 9, 2006                     Joseph R. Doherty Family Limited
                                          Partnership, L.P.



                                      By: /s/ John D. Doherty
                                          --------------------------------------
                                          John D. Doherty
                                          General Partner

                                                                       EXHIBIT 6


                                 THIRD AMENDMENT
                                       TO
                        LIMITED PARTNERSHIP AGREEMENT OF
               JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.
               --------------------------------------------------

         The undersigned, being the sole General Partner and all of the Limited Partners of JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P. (the "Partnership"), a Delaware limited partnership under Limited Partnership Agreement dated December 31, 2001, as amended, (the "Agreement"), hereby acknowledge and agree that:

         (1) Pursuant to an Assignment of Interest dated January 5, 2006, JOSEPH
R. DOHERTY assigned forty-nine Class B Partnership Units in the Partnership to JOHN D. DOHERTY;

         (2) As a result of the foregoing Assignment, JOSEPH R. DOHERTY holds fifty Class B Partnership Units and JOHN D. DOHERTY holds one Class A Partnership Unit and forty-nine Class B Partnership Units;

         (3) The General Partner hereby consents to the transfer of the forty-nine Class B Partnership Units by JOSEPH R. DOHERTY to JOHN D. DOHERTY and the admission of JOHN D. DOHERTY as a Limited Partner of the Partnership; and

         (4) Schedule A to the Agreement is hereby amended in its entirety and replaced by the new Schedule A attached hereto.

         This document shall be considered the Third Amendment to the Agreement, which, except as specifically amended by this Third Amendment, shall remain in full force and effect in accordance with its terms.

         IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the 5th day of January, 2006.

                                           GENERAL PARTNER:


                                           /s/ John D. Doherty
                                           -----------------------------
                                           John D. Doherty


                                           LIMITED PARTNERS:


                                           /s/ Joseph R. Doherty
                                           ------------------------------
                                           Joseph R. Doherty


                                           /s/ John D. Doherty
                                           ------------------------------
                                           John D. Doherty



                                           SCHEDULE A

                       JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.


                                Class of Number of
                                   Partnership       Partnership         Capital        Participation
Name of Partner                       Shares           Shares         Contributions       Percentage
---------------                 -----------------  ---------------  -----------------  -----------------
JOHN D. DOHERTY                         A                 1            $   23,506             1.0%

JOHN D. DOHERTY                         B                49            $1,151,788            49.0%

JOSEPH R. DOHERTY                       B                50            $1,175,293            50.0%

Totals:                                                 100            $2,350,587           100.0%


                             ASSIGNMENT OF INTEREST
               JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.
               --------------------------------------------------


         I, JOSEPH R. DOHERTY of Winchester, Massachusetts, currently hold ninety-nine Class B Partnership Units as a Limited Partner in the JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P. (the "Partnership"), a Delaware limited partnership under Limited Partnership Agreement dated December 31, 2001 (the "Agreement").

         Pursuant to Section 11.4 of the Agreement, for consideration of $475,300, the receipt and sufficiency of which is hereby acknowledged, I hereby assign forty-nine of said Class B Partnership Units to my son, JOHN D. DOHERTY, General Partner of the Partnership. This Assignment shall be effective upon its delivery to my assignee. I intend that my assignee shall become a Limited Partner in the Partnership with respect to the transferred interest.

         Subsequent to this assignment I shall retain fifty Class B Partnership Units in the Partnership.

         Executed under seal as of the 5th day of January, 2006.



                                       /s/ Joseph R. Doherty
                                       --------------------------------------
                                       Joseph R. Doherty



                          COMMONWEALTH OF MASSACHUSETTS

Middlesex, ss.


         On this 19th day of December, 2005, before me, the undersigned notary public, personally appeared JOSEPH R. DOHERTY, proved to me through satisfactory evidence of identification, which consisted of personal knowledge, to be the person whose name is signed on the foregoing document, and acknowledged to me that he signed said document voluntarily for its stated purpose.


                                                /s/ Robert C. Pomeroy
                                                --------------------------------
[SEAL]                                          Notary Public

                                                My commission expires: 9/17/2010

                             ACCEPTANCE OF INTEREST
               JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.
               --------------------------------------------------


         I, JOHN D. DOHERTY, hereby acknowledge my receipt and acceptance of the foregoing assignment. I hereby accept and adopt the provisions of and agree to be liable for and assume all liabilities and obligations of said JOSEPH R. DOHERTY under the Joseph R. Doherty Family Limited Partnership, L.P., Limited Partnership Agreement with respect to the Partnership Units so assigned to me.

         Executed under seal as of the 5th day of January, 2006.



                                    /s/ John D. Doherty
                                    ------------------------------------------
                                    John D. Doherty, Assignee




                          COMMONWEALTH OF MASSACHUSETTS

Middlesex, ss.


         On this 19th day of December, 2005, before me, the undersigned notary public, personally appeared JOHN D. DOHERTY, proved to me through satisfactory evidence of identification, which consisted of personal knowledge, to be the person whose name is signed on the foregoing document, and acknowledged to me that he signed said document voluntarily for its stated purpose.


                                                /s/ Robert C. Pomeroy
                                                --------------------------------
[SEAL]                                          Notary Public

                                                My commission expires: 9/17/2010

                                                                       EXHIBIT 7



                                 PROMISSORY NOTE


$475,300                                               Winchester, Massachusetts
                                                       as of January 5, 2006

FOR VALUE RECEIVED, JOHN D. DOHERTY of South Hamilton, Massachusetts, ("Borrower") promises to pay to JOSEPH R. DOHERTY ("Lender"), OR ORDER, the principal sum of Four Hundred Seventy-Five Thousand Three Hundred Dollars ($475,300) with interest thereon at the rate of Four and Forty-One one-hundredths percent (4.41%) per annum on the unpaid balance, before or after maturity, by acceleration or otherwise. Said interest shall be paid quarterly, the first payment thereof being payable on March 31, 2006, and succeeding interest payments continuing quarterly thereafter on the last day of each quarter until December 31, 2014, when the balance then remaining shall be paid in full, together with any costs, expenses or attorneys' fees incurred for the collection of this Note. Interest shall be payable monthly on any balance outstanding after December 31, 2014, at the short-term adjusted federal rate as in effect from month to month.

The outstanding balance of principal due hereunder may be prepaid in full or in part at any time without penalty or premium.

Upon thirty (30) days' default after notice thereof in the payment of any installment of principal or interest under this Note, or upon default (including the elapse of any applicable grace or notice period) in the performance of or compliance with the covenants and conditions contained in the mortgage securing this Note, the entire principal sum and accrued interest shall at once become due and payable without further notice, at the option of the holder of this Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

The Borrower agrees to pay all charges of the holder hereof in connection with the collection and enforcement of this Note, including reasonable attorneys' fees.

The Borrower and every endorser and guarantor waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and assents to any extension or postponement of the time of payment or any other indulgence under this Note or the addition or release of any other party primarily or secondarily liable hereunder.

Any notice required or permitted to be delivered hereunder shall be in writing and shall be deemed to be delivered on the earlier of (i) the date received, or
(ii) the date of delivery, refusal, or non-delivery indicated on the return receipt, if deposited in a United States Postal Service depository, postage prepaid, sent registered or certified mail, return receipt requested, addressed to the party to receive the same at the address of such party set forth at the beginning of this Note, or at such other address as may be designated in a notice delivered or mailed as hereinabove provided.

The failure of Lender at any time to exercise any option or right hereunder shall not constitute a waiver of the right to exercise such option or the right at any other time.

This Note shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect. If the payment of any interest due hereunder would subject the holder to any penalty under applicable law, then the payments due hereunder shall be automatically reduced to what they would be at the highest rate authorized under applicable law.

Executed by the undersigned under seal as of the date first set forth above.




/s/ Robert C. Pomeroy                       /s/ John D. Doherty
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Witness                                     John D. Doherty, Borrower